Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Receives $15M SD-WAN Smart Platform
Orders for 2022 Delivery

- Customer Projects Annual Revenues of Over $25M at Full Ramp-Up -

KFAR SAVA, Israel – May 3, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an existing customer, one of the SD-WAN market’s largest vendors, has placed purchase orders (POs) for Silicom’s SD-WAN Smart Platforms in the aggregate amount of $15 million with delivery requested during 2022, and that shipments against these POs have already begun. In parallel, the client’s forecasts call for equipment valued at more than $25 million to be delivered each year for the next several years.

 “The acceleration of our business with this major client reflects booming demand for SD-WAN solutions, which companies of all types, from telcos to industrials to retail, are adopting,” commented Shaike Orbach, Silicom’s CEO. “In addition, it is a vote of confidence in our company, reflecting the fact that we have been able to complete promised deliveries despite the worldwide shortage of components. While our ability to deliver has been somewhat compromised, our efforts to compensate, including through innovation and by building up our inventory, have so far been successful.

“As we predicted when we initiated our SD-WAN strategy five years ago, this space is now entering the mainstream, with the growing momentum of disaggregated and decoupled architectures driving more and larger design wins for Silicom. We believe, and feedback from the market confirms, that this trend will continue, positioning us for steep growth as a provider of must-have enabling building blocks for today's networks.”

Mr. Orbach continued, “While our ability to deliver, given the unpredictable nature of the components crisis, may continue to be challenging, given the sheer size of our pipeline and the speed with which the SD-WAN and 5G/O-RAN markets are coming of age, we believe we remain positioned for strong multi-year growth.”

***

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com